UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)

OmniAb, Inc.

(Name of Issuer)

Common stock, par value $0.0001 per share

(Title of Class of Securities)

68218J103

(CUSIP Number)

Avista Capital Partners

65 East 55th Street, 18th Floor

New York, NY 10022

Tel No. (212) 603-5500

ATTN: Ben Silbert, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68218J103		SCHEDULE 13D
1		NAMES OF REPORTING PERSONS
Avista Acquisition LP II

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,163,423 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,163,423 (1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,163,423 (1)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) See Item 5.

CUSIP No. 68218J103		SCHEDULE 13D
1		NAMES OF REPORTING PERSONS
Avista Acquisition GP LLC II

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,163,423 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,163,423 (1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,163,423 (1)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) See Item 5.

CUSIP No. 68218J103		SCHEDULE 13D
1		NAMES OF REPORTING PERSONS
Thompson Dean

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,163,423 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,163,423 (1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,163,423 (1)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) See Item 5.

CUSIP No. 68218J103		SCHEDULE 13D
1		NAMES OF REPORTING PERSONS
David Burgstahler

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
			(b)	☐

3		SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
27,163,423 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
27,163,423 (1)

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
27,163,423 (1)

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.5% (1)

14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) See Item 5.

Explanatory Note

The Reporting Persons (as defined below) filed a Schedule 13G on February 11, 2022 regarding the beneficial ownership of class A ordinary shares, par value $0.0001 per share, of Avista Public Acquisition Corp. II, a Cayman Islands exempted company (“Avista”) and the predecessor to the Issuer (as defined below). This Schedule 13D is now being filed by the Reporting Persons because they, as of November 1, 2022, acquired beneficial ownership during the preceding 12 months of in excess of 2% of the outstanding shares of common stock (as defined below).

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (“common stock”), of OmniAb, Inc. (the “Issuer” or “Company”). The address of the principal executive offices of the Issuer is 5980 Horton Street, Suite 600, Emeryville, CA 94608.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by the following persons or entities (collectively, the “Reporting Persons” and each individually a “Reporting Person”):

1.	Avista Acquisition LP II, a Cayman Islands limited partnership (“Avista Sponsor”);

2.	Avista Acquisition GP LLC II, a Cayman Islands limited liability company (“Avista GP”);

3.	Thompson Dean, a United States citizen; and

4.	David Burgstahler, a United States citizen.

Mr. Dean and Mr. Burgstahler are the managing members of Avista GP, which is the general partner of Avista Sponsor.

The principal employment of Mr. Burgstahler is Managing Partner and Chief Executive Officer of Avista Capital Holdings L.P. The principal employment of Mr. Dean is Chairman of Avista Capital Holdings L.P. The principal business of Avista Sponsor and Avista GP is that of holding companies.

The address of the principal business office of the Reporting Persons is 65 East 55th Street, 18th Floor, New York, NY 10022.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a joint filing agreement among the Reporting Persons is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

In connection with Avista’s initial public offering in August 2021, Avista Sponsor (i) purchased 5,750,000 class B ordinary shares, par value $0.0001 per share, of Avista (“Avista Class B Shares”) for an aggregate $25,000, (ii) transferred an aggregate 105,000 shares to the independent director nominees of Avista at their original purchase price and (iii) purchased 8,233,333 private placement warrants (the “PP Warrants”) for an aggregate $12,349,999.50, with each PP Warrant exercisable to purchase after the Domestication (as defined below) one share of common stock for $11.50 per share. The PP Warrants by their terms become exercisable (including by cash settlement) 30 days following the Closing Date (as defined below). Additionally, the Avista Sponsor may notify the Issuer in writing in the event it elects to be subject to a requirement that it will not have the right to exercise such PP Warrants, to the extent that after giving effect to such exercise, the Sponsor (together with its affiliates), would beneficially own in excess of 9.8% of the common stock issued and outstanding immediately after giving effect to such exercise. The foregoing summary of the terms of the PP Warrants does not purport to be complete and is qualified in its entirety by reference to full terms of the PP Warrants set forth in the Warrant Agreement, dated August 9, 2021, between Avista and Continental Stock Transfer & Trust Company, a copy of which is included as an exhibit to this Schedule 13D and is incorporated herein by reference.

In accordance with the business combination completed on November 1, 2022 (the “Closing Date”), as contemplated by that certain Agreement and Plan of Merger, dated as of March 23, 2022 (the “Merger Agreement”), by and among Avista, Ligand Pharmaceuticals Incorporated, OmniAb, Inc. (“Legacy OmniAb”), and Orwell Merger Sub Inc., Avista domesticated (the “Domestication”) as a Delaware corporation and changed its name to “OmniAb, Inc.” Pursuant to the Domestication, the 5,645,000 Avista Class B Shares directly owned by Avista Sponsor converted automatically, on a one-for-one basis, into 5,645,000 shares of common stock (the “Founder Shares”).

In connection with the Merger Agreement and Amended and Restated Forward Purchase Agreement, dated March 23, 2022, by and among Avista, Avista Sponsor and Legacy OmniAb (the “A&R Forward Purchase Agreement”), on November 1, 2022, Avista Sponsor purchased an aggregate 10,172,934 shares of common stock and an aggregate 3,112,156 warrants (each warrant exercisable to purchase one share of common stock on the same terms as the PP Warrant) (the “FPA Warrants” and together with the PP Warrants, the “Warrants”) for aggregate cash consideration of $101,729,340.

The purchases of the shares of common stock and FPA Warrants by the Avista Sponsor pursuant to the A&R Forward Purchase Agreement were funded by equity contributions of the limited partners of the Avista Sponsor.

Item 4. Purpose of the Transaction.

The information set forth or incorporated by reference in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.

The shares of common stock reported on this Schedule 13D were acquired for investment purposes. The Reporting Persons expect to evaluate on an ongoing basis the Issuer’s financial condition and prospects and their respective interests in, and intentions with respect to, the Issuer and their respective investments in the securities of the Issuer, which review may be based on various factors, including the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, each Reporting Person may at any time and from time to time subject to compliance with the terms of the A&R Registration Rights Agreement (as defined below) and the Sponsor Letter Agreement (as defined below), in the open market, in privately negotiated transactions or otherwise, increase its holdings in the Issuer or dispose of all or a portion of the securities of the Issuer that such Reporting Person now owns or may hereafter acquire, including sales pursuant to the exercise of the registration rights provided for in the A&R Registration Rights Agreement. In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer (the “Issuer Board”) regarding the Issuer, including, but not limited to, the Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

The Reporting Persons may have the ability, as a result of their holding shares of common stock, to influence or determine the vote with respect to significant matters involving the Issuer, including the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. In addition, Joshua Tamaroff, an employee of an affiliate of the Reporting Persons, serves on the Issuer Board as a representative of the Reporting Persons, and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, in each of their fiduciary capacities as a director of the Company.

Item 5. Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3 and 6 of this Schedule 13D is incorporated by reference in this Item 5.

(a) and (b) The responses set forth on rows 7 through 13 of the cover pages of this Schedule 13D are incorporated by reference in this Item 5. The beneficial ownership information that follows is as of November 1, 2022, based on 114,820,859 shares of common stock outstanding (such outstanding shares based on information provided to the Reporting Persons by the Issuer) plus 11,345,489 shares of common stock issuable upon the exercise of 11,345,489 Warrants held by Avista Sponsor.

As of November 14, 2022, the Reporting Persons beneficially owned an aggregate of 27,163,423 shares of common stock (comprised of 15,817,934 shares of common stock directly held by Avista Sponsor and 11,345,489 shares of commons stock issuable upon the exercise of 11,345,489 Warrants directly held by Avista Sponsor), which represents 21.5% of the outstanding common stock.

(c) Other than as disclosed in this Schedule 13D, the Reporting Persons have not effected any transactions in shares of common stock during the past 60 days.

(d) Under certain circumstances, partners or members of the Reporting Persons, as applicable, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock owned by such Reporting Persons.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

A&R Registration Rights Agreement

In accordance with the Merger Agreement, on November 1, 2022, the Issuer, Avista Sponsor and the other parties thereto entered into Amended and Restated Registration and Shareholder Rights Agreement (the “A&R Registration Rights Agreement”). The A&R Registration Rights Agreement requires the Issuer to file a registration statement, as soon as practicable but in any event within 30 days after the Closing Date, to permit the public resale of all the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by Avista Sponsor and other parties to the A&R Registration Rights Agreement from time to time as permitted by Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). Avista Sponsor also has certain customary “piggy back” registration rights with respect to registration statements filed subsequent to the Closing Date. The A&R Registration Rights Agreement also provides that the Issuer will pay all expenses (except for certain selling expenses) relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act.

Further, subject to certain exceptions, the A&R Registration Rights Agreement provides for certain restrictions on transfer with respect to the securities of the Issuer, including Founder Shares and Warrants. Such restrictions end (i) with respect to the Founder Shares, at the earliest of (A) one year after the Closing Date and (B) the first date on which (x) the last reported sale price of a share of the common stock equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date or (y) the Issuer completing a liquidation, merger, share exchange, reorganization or other similar transaction that results in the Issuer stockholders having the right to exchange their shares of common stock for cash, securities or other property and (ii) with respect to the Warrants that are held by Avista Sponsor (or permitted transferees under the A&R Registration Rights Agreement), and any of the shares of common stock issued or issuable upon the exercise or conversion of such warrants and that are held by Avista Sponsor (or permitted transferees under the A&R Registration Rights Agreement), the period ending 30 days after the Closing Date.

Sponsor Insider Agreement

Under the letter agreement, dated March 23, 2022, among Avista, Avista Sponsor, Legacy OmniAb and other parties, the “Sponsor Insider Agreement”), Avista Sponsor agreed to subject 1,293,299 Founder Shares (the “Sponsor Earnout Shares”) to forfeiture if an applicable Sponsor Triggering Event (as defined below) has not occurred with respect to such Sponsor Earnout Shares by the fifth anniversary of the Closing Date.

“Sponsor Triggering Event” means (a) with respect to 50% of the Sponsor Earnout Shares, the date on which the volume weighted average price (“VWAP”) of the common stock equals or exceeds $12.50 on any 20 trading days in any 30 consecutive trading-day period, and (b) with respect any Sponsor Earnout Shares for which a Sponsor Triggering Event has not occurred with respect to clause (a), the date on which the VWAP of the common stock equals or exceeds $15.00 on any 20 trading days in any 30 consecutive trading-day period; provided, that in the event of a Change of Control (as defined in the Merger Agreement) between the date of the Closing Date to and including the fifth anniversary of the Closing Date pursuant to which the Issuer or any of its stockholders have the right to receive, directly or indirectly, cash, securities or other property attributing a value of at least $12.50 (with respect to 50% of the Sponsor Earnout Shares) or $15.00 (with respect to all Sponsor Earnout Shares) per share of common stock, as agreed in good faith by Avista Sponsor and the Issuer Board, then a Sponsor Triggering Event shall be deemed to have occurred immediately prior to such Change of Control.

The Sponsor Insider Agreement also provides, among other things, that the holders of the Sponsor Earnout Shares may not transfer their Sponsor Earnout Shares until the date in which vesting has occurred, other than in a distribution made by Avista Sponsor to its members in accordance with its governance documents and the A&R Registration Rights Agreement.

The Sponsor Insider Agreement will terminate on the vesting in full of all Sponsor Earnout Shares.

* * * * *

The foregoing descriptions of the A&R Registration Rights Agreement and Sponsor Insider Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, dated November 14, 2022, by and among Avista Acquisition LP II, Avista Acquisition GP LLC II, David Burgstahler and Thompson Dean (filed herewith)

99.2	Agreement and Plan of Merger, dated as of March 23, 2022, by and among Avista Public Acquisition Corp. II, Ligand Pharmaceuticals Incorporated, OmniAb, Inc., and Orwell Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to Avista’s Current Report on Form 8-K, filed with the SEC on March 24, 2022)

99.3	Warrant Agreement, dated August 9, 2021, between Avista and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to Avista’s Current Report on Form 8-K, filed with the SEC on August 12, 2021)

99.4	Amended and Restated Forward Purchase Agreement, dated March 23, 2022, by and among Avista Public Acquisition Corp. II, Avista Acquisition LP II and OmniAb, Inc. (incorporated by reference to Exhibit 2.4 to Avista’s Current Report on Form 8-K, filed with the SEC on March 24, 2022)

99.5	Sponsor Insider Agreement, dated March 23, 2022, by and among OmniAb, Inc., Avista Public Acquisition Corp. II, Avista Acquisition LP II and the other parties signatory thereto (incorporated by reference to Exhibit 2.3 to Avista’s Current Report on Form 8-K, filed with the SEC on March 24, 2022)

99.6	Amended and Restated Registration and Shareholder Rights Agreement, dated November 1, 2022, by and among Avista Public Acquisition Corp. II, Avista Acquisition LP II and the other parties thereto (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 7, 2022)

99.7	Power of Attorney – Avista Acquisition LP II, Avista Acquisition GP LLC II, David Burgstahler and Thompson Dean (incorporated by reference to Exhibit 24.1 of the Form 4 filed by the Reporting Persons on November 3, 2022 in respect of the Issuer)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022	AVISTA ACQUISITION LP II
By its general partner, Avista Acquisition GP LLC II

/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-fact

Avista Acquisition GP LLC II

/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-fact

Thompson Dean

/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact for Thompson Dean

David Burgstahler

/s/ Ben Silbert
Name: Ben Silbert
Title: Attorney-in-Fact for David Burgstahler